January 19, 2010

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	W&T Offshore, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Definitive Proxy Statement filed on Schedule 14A
Filed on April 17, 2009
File No. 001-32414

Dear Mr. Schwall:

Set forth below are our responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 7, 2010. For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. References to “the Company,” “we,” “us” and “our” herein refer to W&T Offshore, Inc. and its consolidated subsidiaries.

Form 10-K for the Fiscal Year Ended December 31, 2008

Overview, page 40

1.

We note your response number 7. Please confirm that, in future filings, you will provide that information in that part of your filing so that the reader will understand why you selected that relevant weighted average.

Response: We confirm that, in future filings, we will include the rationale for our selection of the relevant weighted average discount rate for asset retirement obligations in the section of the filing where this rate is presented.

Securities and Exchange Commission

January 19, 2010

Definitive Proxy Statement filed on Schedule 14A

Incentive Compensation, page 23

2.	Please confirm that, in future filings, you will provide the explanation set forth in your response number 15, as appropriate.

Response: We confirm that, in future filings, we will provide explanation for modifications to expense containment targets by the Compensation Committee, as appropriate.

In connection with responding to these comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please contact the undersigned at (713) 626-8525 or James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,

W&T OFFSHORE, INC.

By:	/s/ John D. Gibbons
Name:	John D. Gibbons
Title:	Senior Vice President, Chief Financial Officer and Chief Accounting Officer

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